VIA EDGAR

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

July 15, 2022

RE:    Compass Minerals International, Inc.
    Form 10-KT for the transition period from January 1, 2021 to September 30, 2021
    Filed November 30, 2021
    File No. 001-31921

Dear Mr. Babula:

Compass Minerals International, Inc., a Delaware corporation (the “Company,” “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated June 15, 2022, with respect to the Company’s financial statements and related disclosures in our Transition Report on Form 10‑KT (the “Form 10-KT”) for the transition period from January 1, 2021 to September 30, 2021, filed November 30, 2021. Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 10-KT for the transition period from January 1, 2021 to September 30, 2021

Summary Overview of Mining Operations, page 31

1.Please revise your filing to report each individual property’s production by product such as salt, Sulfate of Potassium (SOP), magnesium chloride, etc. for each of the three recent fiscal years as required by Item 1303(B)(2)(i) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company’s disclosure regarding production at its material mining properties is consistent with (i) Item 1303(b) of Regulation S-K and (ii) the Company’s prior practice regarding disclosure of production in light of concerns regarding potential competitive harm.

Item 1303(b) of Regulation S-K requires a registrant that has material mining operations to provide an overview of the registrant’s mining properties and operations. Specifically, Item 1303(b)(2) requests that registrants disclose, among other things, an overview of the registrant’s mining properties and operations, including “aggregate annual production for the properties during each of the three most recently completed fiscal years preceding the filing.” Item 1303(b)(2)(iii), however, acknowledges that, when presenting the overview, the registrant should “include the amount and type of disclosure concerning its

Securities and Exchange Commission
Division of Corporation Finance

mining properties that is material to an investor’s understanding of the registrant’s properties and mining operations in the aggregate. This disclosure will depend upon a registrant’s specific facts and circumstances and may vary from registrant to registrant.” The Company believes that disclosing production amounts by property for each of the last three fiscal years is not material to an investor’s understanding of the Company’s properties and mining operations in the aggregate. Consistent with prior practice, the Company has disclosed in the Form 10-KT the (i) annual production capacity for each of its mining properties, including annual capacity for each applicable product type, (ii) estimated aggregate annual production capacity for each of salt and sulphate of potash (“SOP”), (iii) aggregate annual salt production for each of the last three fiscal years, and (iv) annual SOP production at the Company’s Ogden facility for each of the last three fiscal years. The Company continues to believe that the production disclosure included in the Form 10-KT, together with information regarding its material mining properties included in the applicable Technical Report Summaries, provides investors with sufficient information regarding the Company’s mining properties and operations in the aggregate. As such, the Company believes that its disclosure regarding production is consistent with Item 1303(b).

In addition, as the Company has previously advised the Staff, disclosure of annual production amounts at each of the Company’s locations may cause competitive harm. In a prior comment letter, dated July 6, 2010, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009, the Staff requested that the Company disclose annual production for each of the Company’s locations. In response to this comment, the Company advised the Staff that disclosure of this information may harm the Company’s competitive position, as a significant portion of the delivered cost of salt results from shipping and handling. If the Company disclosed salt production by location, competitors would be able to estimate the Company’s shipping and handling costs associated with each of its locations and the geographic markets the Company serves from those locations. The Company further advised the Staff that, if competitors were able to acquire knowledge of the specific level of actual production at each of the Company’s locations, it would impair the Company’s competitive position. For example, if the Company’s salt production was at or near capacity at a specific location, a competitor may use this information in competitive bids as the competitor will know the Company may be required to serve the customer from one of its sites that is farther away and requires higher shipping and handling costs. Accordingly, and in response to prior Staff comments regarding the Company’s disclosure of annual production amounts, the Company has continued to disclose the last three years of aggregate salt production in its Annual Reports on Form 10-K, including the Form 10-KT. As noted above, the Company also provides disclosure regarding production capacity by property and annual SOP production at its Ogden facility for each of the last three years in its Annual Reports on Form 10-K, including the Form 10-KT.

For the reasons stated above, the Company believes that the disclosure regarding aggregate production at its material mining properties is consistent with (i) Item 1303(b) of Regulation S-K and (ii) the Company’s prior practice regarding disclosure of production in light of concerns regarding potential competitive harm.

Securities and Exchange Commission
Division of Corporation Finance

Summary of Mineral Resources and Reserves, page 33

2.We note your disclosure of Other US and Canadian resources and reserves. Summary disclosure should include the separate disclosure of all properties, which includes both your material and non-material properties pursuant to Item 1303(a) of Regulation S-K. Please revise this section of your filing to include the required information under Item 1303(b) of Regulation S-K for all properties.

Response: The Company acknowledges the Staff’s comment. In future filings where the Company includes the disclosure required by Item 1303 with respect to all of its mining properties, the Company will provide, to the extent applicable, separate disclosure of resources and reserves for all properties, substantially in the format below.

Securities and Exchange Commission
Division of Corporation Finance

Table 1. Summary Mineral Resources at September 30, 2021

	Measured Mineral Resources (tons)(1)	Indicated Mineral Resources (tons)(1)	Measured + Indicated Mineral Resources (tons)(1)	Inferred Mineral Resources (tons)(1)
Salt(2)(3)
United States
Cote Blanche mine	41,940,593	629,032,729	670,973,322	163,767,364
Ogden facility	—	2,395,665,293	2,395,665,293	—
Lyons	139,655,688	193,979,000	333,634,688	—
Total United States	181,596,281	3,218,677,022	3,400,273,303	163,767,364
Canada
Goderich mine	—	1,485,710,000	1,485,710,000	148,200,000
Goderich plant	68,969,074	41,700,000	110,669,074	—
Amherst	—	409,295,280	409,295,280	—
Unity	—	252,310,000	252,310,000	—
Total Canada	68,969,074	2,189,015,280	2,257,984,354	148,200,000
United Kingdom
Winsford	47,670,000	7,730,000	55,400,000	—
Total United Kingdom	47,670,000	7,730,000	55,400,000	—
Chile
Atacama Desert property	—	102,531,129	102,531,129	—
Total Chile	—	102,531,129	102,531,129	—
Total Salt	298,235,355	5,517,953,431	5,816,188,786	311,967,364

SOP(4)(5)
United States
Ogden facility	—	90,231,855	90,231,855	—
Total United States	—	90,231,855	90,231,855	—
Canada
Wynyard(6)	—	—	—	—
Total Canada	—	—	—	—
Total SOP	—	90,231,855	90,231,855	—

Magnesium Chloride(7)(8)
United States
Ogden facility	—	360,000,000	360,000,000	—
Total United States	—	360,000,000	360,000,000	—
Total Magnesium Chloride	—	360,000,000	360,000,000	—

LCE(9)(10)
United States
Ogden facility	—	2,645,828	2,645,828	49,663
Total United States	—	2,645,828	2,645,828	49,663
Total LCE	—	2,645,828	2,645,828	49,663

Securities and Exchange Commission
Division of Corporation Finance

(1)Mineral resources are reported in situ. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves upon application of modifying factors.
(2)Based on an average sodium chloride grade of 97,350 milligrams per liter (“mg/L”) in the north arm of the Great Salt Lake and 46,300 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm. Grades of in-situ sodium chloride range from 75% at our Lyons facility to 98% at the Goderich mine. Although the actual sodium chloride grade at our underground mines is less than 100%, it is not considered in the resource, as the final saleable product is the in situ product, as-present (i.e., the saleable product includes any impurities present in the in situ rock).
(3)There are multiple saleable products based on salt quality from the underground mining operations (rock salt for road deicing and chemical grade salt). For simplicity, all sales are assumed at the lower value (and higher tonnage) product, rock salt, and are based on pricing data based on a five-year average of historical sales data for rock salt for road deicing of $60.58 per ton to $61.41 per ton. Sales prices are projected to increase to approximately $295.60 per ton to $706.49 per ton for rock salt for road deicing through the current expected end of mine life.
(4)With respect to the Ogden facility, based on an average potassium grade of 7,320 mg/L in the north arm of the Great Salt Lake and 3,060 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.
(5)With respect to the Ogden facility, based on pricing data based on a five-year average of historical sales data for SOP of $573 per ton. Sales prices are projected to increase to approximately $8,529 per ton through the current expected end of mine life.
(6)No resources or reserves have been estimated for the Wynyard facility since the production process relies on the import of KCl as a source of potassium from external sources, with supplemental potassium from a relatively dilute concentration of potassium (approximately 0.05%) from Big Quill Lake.
(7)Based on an average magnesium chloride grade of 11,150 mg/L in the north arm of the Great Salt Lake and 4,790 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.
(8)Based on pricing data based on a five-year average of historical sales data for magnesium chloride of $46.98 per ton. Sales prices are projected to increase to approximately $736.78 per ton through the current expected end of mine life.
(9)Based on an average lithium grade of 51 mg/L in the north arm of the Great Salt Lake and 25 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm. Average grade of lithium in the solar evaporation ponds at the Ogden facility ranges from 205 mg/L to 318 mg/L.
(10)The LCE mineral resource estimate does not utilize an economic cut-off grade. This is due to the lake concentration being variable dependent upon lake surface elevation and the use of solar concentration ponds to increase lithium concentration in the process to levels appropriate for lithium processing. As no lithium cut-off grade has been applied, the resource estimate does not assume an effective lithium sales price.

Securities and Exchange Commission
Division of Corporation Finance

Table 2. Summary Mineral Reserves at September 30, 2021

	Proven Mineral Reserves (tons)(1)	Probable Mineral Reserves (tons)(1)	Total Mineral Reserves (tons)(1)
Salt(2)(3)
United States
Cote Blanche mine	21,452,759	236,547,378	258,000,137
Ogden facility	—	139,665,300	139,665,300
Lyons	—	18,921,688	18,921,688
Total United States	21,452,759	395,134,366	416,587,125
Canada
Goderich mine	—	470,030,000	470,030,000
Goderich plant	669,074	5,700,000	6,369,074
Amherst	—	5,412,280	5,412,280
Unity	630,926	24,179,074	24,810,000
Total Canada	1,300,000	505,321,354	506,621,354
United Kingdom
Winsford	22,800,000	3,710,000	26,510,000
Total United Kingdom	22,800,000	3,710,000	26,510,000
Chile
Atacama Desert property	—	—	—
Total Chile	—	—	—
Total Salt	45,552,759	904,165,720	949,718,479

SOP(4)(5)
United States
Ogden facility	—	45,768,145	45,768,145
Total United States	—	45,768,145	45,768,145
Canada
Wynyard(6)	—	—	—
Total Canada	—	—	—
Total SOP	—	45,768,145	45,768,145

Magnesium Chloride(7)(8)
United States
Ogden facility	—	71,028,000	71,028,000
Total United States	—	71,028,000	71,028,000
Total Magnesium Chloride	—	71,028,000	71,028,000
(1)Ore reserves are as recovered, saleable product.
(2)Based on an average sodium chloride grade of 97,350 mg/L in the north arm of the Great Salt Lake and 46,300 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm. Grades of in-situ sodium chloride range from 75% at our Lyons facility to 98% at the Goderich mine. Although the actual sodium chloride grade at our underground mines is less than 100%, it is not considered in the reserve, as the final saleable product is the in situ product, as-present (i.e., the saleable product includes any impurities present in the in situ rock).
(3)There are multiple saleable products based on salt quality from the underground mining operations (rock salt for road deicing and chemical grade salt). For simplicity, all sales are assumed at the lower value (and higher tonnage) product, rock salt, and are based on pricing data based on a five-year average of historical sales data for rock salt for road deicing of $60.58 per ton to $61.41 per ton. Sales prices are projected to increase to approximately $295.60 per ton to $706.49 per ton for rock salt for road deicing through the current expected end of mine life.

Securities and Exchange Commission
Division of Corporation Finance

(4)With respect to the Ogden facility, based on an average potassium grade of 7,320 mg/L in the north arm of the Great Salt Lake and 3,060 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.
(5)With respect to the Ogden facility, based on pricing data based on a five-year average of historical sales data for SOP of $573 per ton. Sales prices are projected to increase to approximately $8,529 per ton through the current expected end of mine life.
(6)No resources or reserves have been estimated for the Wynyard facility since the production process relies on the import of KCl as a source of potassium from external sources, with supplemental potassium from a relatively dilute concentration of potassium (approximately 0.05%) from Big Quill Lake.
(7)Based on an average magnesium chloride grade of 11,150 mg/L in the north arm of the Great Salt Lake and 4,790 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.
(8)Based on pricing data based on a five-year average of historical sales data for magnesium chloride of $46.98 per ton. Sales prices are projected to increase to approximately $736.78 per ton through the current expected end of mine life.

Ogden facility, page 39

3.We note your summary discussion of the lithium and potassium/SOP mineral resources/reserves, but did not find a similar discussion for your salt and magnesium chloride resource/reserves. Please revise your filing to include a discussion of these products as required by Items 1303(D), (E), & (F) of Regulation S-K.

Response: The Company believes a discussion of the Company’s salt and magnesium chloride resources/reserves at its Ogden facility is not required pursuant to Items 1304(d), (e) and (f) of Regulation S-K because, as discussed below, (i) salt and magnesium chloride are coproducts of SOP production at the Ogden facility and (ii) the Company does not believe that such salt and magnesium chloride resources/reserves are material to the Company from a cash flow perspective on a consolidated basis.

Item 1304(a)(1) of Regulation S-K requires a registrant to disclose the information specified in Item 1304 for each property that is “material to its business or financial condition.” Item 1304(a)(1) further provides that “[w]hen determining the materiality of a property relative to its business or financial condition, a registrant must apply the standards and other considerations specified in [Item 1301(c) of Regulation S-K]….” When determining whether a registrant’s mining operations are material, Item 1301(c) requires a registrant to, in pertinent part, “consider both quantitative and qualitative factors, assessed in the context of the registrant’s overall business and financial condition” and “include, for each property, as applicable, all related activities from exploration through extraction to the first point of material external sale, including processing, transportation, and warehousing” (emphasis added). As defined pursuant to Item 1300 of Regulation S-K, the term “material” for purposes of subpart 1300 of Regulation S-K has the same meaning as under Rule 405 under the Securities Act of 1933 (“Securities Act Rule 405”) and Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act Rule 12b-2”), which provide that a matter is material if there is a substantial likelihood that a reasonable investor would attach importance to it in determining whether to buy or sell the securities registered. The Staff clarified in the SEC’s final rules for the “Modernization of Property Disclosures for Mining Registrants” (October 31, 2018) (the “Final Rules”) that, “although … a registrant must consider certain factors when determining the materiality of its mining operations, the ultimate governing considerations in this regard are the general principles reflected in [Securities Act Rule 405 and Exchange Act Rule 12b-2].”[1] Further, the Staff explained in the Final Rules that it made the proposal regarding individual property disclosure because of the Staff’s belief that summary property disclosure alone would not provide all relevant information about the properties and assets that “generate a mining registrant’s revenues.”[2]

[1] Modernization of Property Disclosures for Mining Registrants, Securities Act Release No. 33-10570, Exchange Act Release No. 34-84509 (Oct. 31, 2018) [83 FR 66344, 66349.
[2] Id. at 66402.

Securities and Exchange Commission
Division of Corporation Finance

The Company determined that the Ogden facility constitutes an individually material mining property for purposes of Item 1304 of Regulation S-K because of the revenues that the Company derives from the production of potassium/SOP, and not because of the revenues it derives from the production of salt and magnesium chloride at the Ogden facility. As explained on page 35 of the Form 10-KT, “[t]he primary product currently produced at the Ogden facility is SOP (which is a potassium-rich salt used as plant fertilizer), with coproduct production of sodium chloride (which is used for highway deicing and chemical applications) and magnesium chloride (which is used in deicing, dust control and unpaved road surface stabilization applications).” As explained in Section 11.6 of the technical report summary for potassium and SOP mineral resources and reserves at the Ogden facility (the “Ogden Potassium/SOP Technical Report Summary”), the coproduct production of salt and magnesium chloride does not affect the financial calculations presented in the Ogden Potassium/SOP Technical Report Summary that support the conclusion by the qualified person that the extraction of potassium/SOP reserves at the Ogden facility is economically viable. None of the revenues derived from, nor the costs incurred in connection with, the production of salt and magnesium chloride at the Ogden facility are incorporated in the cash flow analysis included in the Ogden Potassium/SOP Technical Report Summary. In addition, the cash flow forecasts relating to salt and magnesium chloride production at the Ogden facility are significantly less than those relating to the production of potassium/SOP at the Ogden facility.

Consistent with how management evaluates the Company’s operating performance, the Company also considered how the production of salt and magnesium chloride at the Ogden facility impacts the Company’s cash flows on a consolidated basis when determining the materiality of the Ogden facility in accordance with Items 1301(c) and 1304(a)(1) of Regulation S-K. Based on this assessment, the Company does not believe that the salt and magnesium chloride resources/reserves at the Ogden facility are material to the Company from a cash flow perspective on a consolidated basis. Accordingly, the Company does not believe that there is a substantial likelihood that a reasonable investor would attach importance to the salt and magnesium chloride resources and reserves at the Ogden facility in determining whether to buy or sell the Company’s securities.

For the reasons stated above, the Company believes that a discussion of the Company’s salt and magnesium chloride resources/reserves at its Ogden facility is not required pursuant to Items 1304(d), (e) and (f) of Regulation S-K. However, in future filings where the Company includes the disclosure required by Item 1303, the Company will expand its current disclosure to explain that salt and magnesium chloride are not considered when assessing the economic viability of the Ogden facility substantially to the following effect:

“The primary product currently produced at the Ogden facility is SOP (which is a potassium-rich salt used as plant fertilizer), with coproduct production of sodium chloride (which is used for highway deicing and chemical applications) and magnesium chloride (which is used in deicing, dust control and unpaved road surface stabilization applications). Because sodium chloride and magnesium chloride are coproducts, and the Company does not believe that the salt and magnesium chloride resources and reserves at the Ogden facility are material to the Company from a cash flow perspective on a consolidated basis, the Company does not consider them when assessing the economic viability of the Ogden facility.”

Securities and Exchange Commission
Division of Corporation Finance

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Salt Segment Results Commentary: Nine Months Ended September 30, 2020 - Nine Months Ended September 30, 2021, page 62

4.The salt segment's operating earnings have been and continue to be negatively impacted in fiscal 2022 by inflationary pressures on certain raw materials and packaging. We also note there are other contributing factors which are impacting your operating earnings. Please expand your discussion and analysis to quantify the impact inflation had on your operating earnings. When material changes within a line item offset one another you should describe the underlying reasons for these material changes in quantitative and qualitative terms. Refer to Item 303(a) and (b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and notes that page 62 of its Form 10-KT states, “The increase in operating earnings was partially offset by lower average sales prices and higher per-unit product costs at our consumer and industrial facilities primarily due to lower production volumes and inflationary pressure on certain raw materials and packaging.” In fiscal 2021, the consumer and industrial business was impacted by inflation primarily due to increased raw material and packaging costs, which are generally not used in our highway deicing business. The Company estimates that the impact of inflation from raw material and packaging costs in fiscal 2021 on its consumer and industrial business versus the 2020 comparable period was approximately $3 to $4 million. Precisely quantifying the inflationary impact in isolation of other cost increases is particularly challenging due to other factors impacting costs including, but not limited to, the vendor utilized as well as the quality, type and mix of the packaging and raw materials used. For example, due to a supply shortage with a vendor, the Company may use alternative vendors to source packaging and raw materials at a higher cost, and it can be difficult to ascertain whether the higher cost is attributable to inflation or other factors.

As noted in your comment, the Company has continued to experience inflationary pressures in fiscal 2022. In addition to raw materials and packaging costs, in fiscal 2022 the Company has experienced an increase in fuel rates impacting all of its businesses. In the future, the Company will estimate, within a range, the impacts of inflation and other factors that impact its financial statements when it is material. To the extent the Company identifies events that are reasonably likely to cause a material change in the relationship between costs and revenues in the future, it will describe them as such.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements, page 84

5.You disposed of businesses that you accounted for as a discontinued operations. Tell us how you concluded disclosure of selected quarterly financial data was unnecessary. Refer to Item 302(a) of Regulation S-K.

Response: Item 302(a) of Regulation S-K for the disclosure of material quarterly changes states the following: “When there are one or more retrospective changes to the statements of comprehensive income for any of the quarters within the two most recent fiscal years or any subsequent interim period for which financial statements are included or are required to be included that individually or in the aggregate are material, provide an explanation of the reasons for such material changes and disclose, for each affected quarterly period and the fourth quarter in the affected year, summarized financial information related to

Securities and Exchange Commission
Division of Corporation Finance

the statements of comprehensive income and earnings per share reflecting such changes.” The Company did not include additional disclosure of selected quarterly financial data for its discontinued operations because there had been no material retrospective changes to the information that had already been disclosed in its previously filed amended Annual Report on Form 10-K/A for the year ended December 31, 2020 (the “2020 Form 10-K/A”), and its fiscal 2021 Form 10-Q filings. The Company concluded that certain of its assets met the criteria for classification as held for sale and discontinued operations in the first quarter of 2021, and, therefore, in accordance with U.S. generally accepted accounting principles, the Company separately presented assets and liabilities held for sale and results from discontinued operations for all periods presented in its Consolidated Balance Sheets and Consolidated Statements of Operations in its 2020 Form 10-K/A and its amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2021, both filed with the SEC on September 3, 2021. The Company believes investors already had visibility into the selected quarterly financial data by referencing its previous filings.

Summary of Significant Accounting Policies
n. Other noncurrent assets, page 88

6.You disclose that Other noncurrent assets include certain inventories of spare parts, net of reserve, which will be utilized with respect to long-lived assets. Please tell us the nature of the spare parts and how they will be utilized with respect to long-term assets and describe your internal controls with respect to your certain inventories of spare parts.

Response: The Company maintains an inventory of spare parts to support its infrastructure and equipment maintenance activities. Many of these spare parts (for example, shaft hoist equipment, motors and gear boxes) are critical to its facilities and production equipment and, although infrequently replaced, would result in significant down-time if a failure occurred without a replacement part on hand due to long delivery lead-times.

Spare parts are valued at average cost and account balances are reconciled and reviewed monthly. All inventory is required to be cycle counted annually and compared to the Company’s inventory records, and any resulting adjustments are reviewed and approved. Additionally, the Company annually reviews its spare part SKUs that have not had any activity within the last twelve months and determines if any SKUs need to be classified as long term assets. The Company also annually reviews the long term SKUs to identify the specific equipment that the long term spare parts support to ensure that equipment is in service and is expected to remain in service. The Company evaluates its spare parts inventory for impairment on an annual basis which is reviewed and approved by local Controllers and the Corporate Controller or Chief Accounting Officer.

Item 9A. Controls and Procedures, page 120

7.You disclose that “The Company did not have properly designed controls and policies to identify inventory variances at interim reporting dates that were required to be capitalized into its salt inventory.” Please address the following:

•Tell us when the material weakness first began and how you discovered the control deficiencies that led to the material weakness;

Securities and Exchange Commission
Division of Corporation Finance

•Describe the impact the material weaknesses had on your current and historical financial statements, including the nature of the inventory variances that were required to be capitalized, the amount of each variance and how you determined the appropriate period to record any adjustments; and describe the new controls you implemented and the tests performed to remediate this material weakness in the quarter ended December 31, 2021.

Response: The Company had consistently followed the same salt interim inventory valuation policy and valuation methodology for many years, and it is unknown when it first began following this policy. Following a request from SEC enforcement staff for information related to the Company’s North American highway deicing interim inventory valuation methodology, management reviewed its interim inventory valuation calculation with additional scrutiny during the accounting closing process for the quarter ended June 30, 2021. Management analyzed the historical accounting treatment and engaged in discussions internally and with its external auditor, Ernst & Young, about the application of ASC 330 to adjustments to the carrying amount of inventory at standard cost to reflect actual costs in the same manner as at year end. Through its own analysis and these discussions, management ultimately concluded that the Company had not correctly interpreted and applied the ASC 270 and ASC 330 guidance for variance deferral during interim reporting periods as it relates to those variances that are planned and expected to be absorbed by the end of the fiscal year.

In the quarter ended June 30, 2021, the Company identified production variances comprised of purchase price, material usage, volume and spending variances which resulted in the errors disclosed in the aggregate in the Company’s 2020 Form 10-K/A and amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2021 (the “1Q 2021 Form 10-Q/A”), which were both filed on September 3, 2021.

To determine the appropriate period to record the adjustments, the Company applied ASC 270 guidance which provides that “Entities that use standard cost accounting systems for determining inventory and product costs should generally follow the same procedures in reporting purchase price, wage rate, usage, or efficiency variances from standard cost at the end of an interim period as followed at the end of a fiscal year. Purchase price variances or volume or capacity cost variances that are planned and expected to be absorbed by the end of the annual period should ordinarily be deferred at interim reporting dates. The effect of unplanned or unanticipated purchase price or volume variances, however, shall be reported at the end of an interim period following the same procedures used at the end of a fiscal year.” Accordingly, the Company corrected the production variance error in the quarter ended June 30, 2021 by deferring the planned production variances that were expected to be absorbed into inventory by the end of the fiscal year, and restated prior periods to follow this guidance.

As described in the Explanatory Note in the Company’s 2020 Form 10-K/A, the error resulted in an overstatement of expense in the first quarters ended March 31, 2020 and 2019 and in both years, the overstatements were reversed in the subsequent quarters. As a result, the Company’s year-end financials were not impacted by the Company’s historic interim inventory methodology. However, because the impact on the Consolidated Statements of Operations was quantitatively material in certain of the interim quarterly periods, management concluded this error constituted a material weakness in its identification of variances that should be deferred at interim periods. Please refer to Note 17 of the 2020 Form 10-K/A and

Securities and Exchange Commission
Division of Corporation Finance

Note 15 of the 1Q 2021 Form 10-Q/A for the amount of the material errors in each quarterly period that were subsequently corrected.

In the quarter ended September 30, 2021, the Company also determined that it had not properly deferred distribution cost variances, which relate to freight and handling into warehouses or depots, that were planned and expected to be to absorbed into inventory by end of the fiscal year. The Company determined that correcting the error in the quarter ended September 30, 2021 did not result in a material misstatement to the current quarter or previous quarter financial statements and therefore the Company corrected the error in the quarter ended September 30, 2021. The Company also evaluated its historical financial statements and determined the error was not material to previously reported periods.

During the quarter ended June 30, 2021, management determined that the control deficiencies that resulted in the misstatement of interim salt inventory values represented a material weakness. In addition, management concluded that the material weakness was not remediated by September 30, 2021.

To remediate this material weakness, the Company designed and implemented controls to address the control deficiencies associated with interim inventory variances, including the distribution variances. The Company revised its salt interim inventory revaluation policy and implemented a number of new controls that were performed monthly to ensure the new methodology is followed. The methodology, calculation and updated policy was then reviewed by several members of the Finance department, including the CFO, Corporate Controller and Director of Finance.

To test the design and operating effectiveness of the controls implemented to remediate the material weakness, Internal Audit reviewed the approval of the policy changes and verified the monthly execution of interim production and distribution revaluations, validating that they were designed and operating effectively, and the underlying data was appropriately reviewed. To address the Staff’s specific question, this testing was performed in the quarter ended December 31, 2021.

Exhibits - General, page E-1

8.We note that your technical reports do not include page numbers. Please ensure that you paginate all future technical reports and filings.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will paginate all future technical report summaries in its filings with the SEC.

Securities and Exchange Commission
Division of Corporation Finance

9.We note your Ogden, Cote Banche, and Goderich technical reports calculated the financial metrics demonstrating economic viability using a pre-tax cash flow based on EBITDA. Please revise your technical reports to clearly label the resultant cash flows as pre-tax, describe taxes in detail, include the after tax cash flows, all line item totals, and recalculate your financial metrics using the after tax cash flows to demonstrate your individual property’s economic viability.

Response: The Company acknowledges the Staff’s comment and will update Table 19-1, “Life of Mine Cash Flow Analysis” and the financial metrics demonstrating economic viability in the applicable technical report summaries in future filings by deleting the “EBITDA” line, relabeling “Taxes” as “Income Taxes” and calculating cash flow using net operating income after tax, adding back depreciation, deducting capital expenditures and including the change in working capital. The Company notes that such changes do not impact the qualified person’s conclusions regarding the economic viability of the respective individual properties. The Company will file the applicable technical report summaries for Ogden, Cote Blanche and Goderich, incorporating the updates described above, with its next Annual Report on Form 10-K.

Exhibit 96.1 Ogden, page E-3

10.Please revise Exhibit 96.1 to include a discussion of your salt resources and your magnesium chloride resources and reserves.

Response: The Company respectfully advises the Staff that, for the reasons described in the response to comment 3 above, the Ogden Potassium/SOP Technical Report Summary is not required to include a discussion of salt resources or magnesium chloride resources and reserves.

Item 1302(b)(1) of Regulation S-K provides that a registrant is required to obtain a dated and signed technical report summary from a qualified person that “identifies and summarizes the information reviewed and conclusions reached by the qualified person about the registrant’s mineral resources or mineral reserves determined to be on each material property.” As explained in the response to comment 3 above, the Company determined that the Ogden facility constitutes an individually material mining property for purposes of Item 1304 of Regulation S-K because of the revenues that the Company derives from the production of potassium/SOP, and not because of the revenues it derives from the production of salt and magnesium chloride at the Ogden facility. Further, as explained in the response to comment 3 above, the Company does not consider salt and magnesium chloride resources/reserves in assessing the economic viability of the Ogden facility because (i) salt and magnesium chloride are coproducts of SOP production at the Ogden facility and (ii) the Company does not believe that such salt and magnesium chloride resources/reserves are material to the Company from a cash flow perspective on a consolidated basis. Accordingly, the Company directed the qualified person to prepare technical report summaries relating to potassium/SOP resources and reserves and lithium/LCE resources at the Ogden facility, and filed the same as Exhibits 96.1 and 96.2 to the Form 10-KT, respectively.

As explained in Section 11.6 of the Ogden Potassium/SOP Technical Report Summary, the coproduct production of salt and magnesium chloride does not materially affect the financial calculations presented in the Ogden Potassium/SOP Technical Report Summary that support the conclusion by the qualified

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person that the extraction of potassium/SOP reserves at the Ogden facility is economically viable. Accordingly, the Company does not believe that the Ogden Potassium/SOP Technical Report Summary is required to include a discussion of salt resources or magnesium chloride resources and reserves. However, in updated versions of the Ogden Potassium/SOP Technical Report Summary that the Company files in the future, the Company will direct the qualified person to explain that salt and magnesium chloride are not considered when assessing the economic viability of the Ogden facility and expand its current disclosure substantially to the following effect:

“11.6 Multiple Commodity Grade Disclosure

The Ogden facility also produces rock salt, primarily for highway use, salt for commercial and industrial (C&I) use, and magnesium chloride for road management and enhanced deicing markets. These are coproducts, and while produced by Compass Minerals, are not associated with potash production and financials. Because sodium chloride and magnesium chloride are coproducts and the Company does not believe that the salt and magnesium chloride resources and reserves at the Ogden facility are material to the Company from a cash flow perspective on a consolidated basis, the Company does not consider them when assessing the economic viability of the Ogden facility.”

Exhibit 96.2 Ogden Lithium, page E-4

11.We note you used your property’s similarity to other extraction operations to assert/opine you have reasonable prospects for economic extraction. Please revise your technical report to provide your qualitative evaluation of the relevant technical/economic factors demonstrating reasonable prospects for economic extraction. In addition, please include a cutoff grade calculation and/or cash flow analysis to demonstrate your economic assessment is possible. See Items 1302 (D)(1)(b) and Item 1302 (D)(2)&(3).

Response: The Company respectfully advises the Staff that it believes the original narrative provided in the technical report summary for lithium/LCE resources at the Ogden facility (the “Ogden Lithium/LCE Technical Report Summary”) adequately addressed the key elements to assert there are reasonable prospects for economic extraction of lithium given the property’s similarity to other extraction operations based on the knowledge and information available to the Company and qualified person at the time the Ogden Lithium/LCE Technical Report Summary was issued.

The Company believes that the existing narrative is consistent with the level of analysis required for a qualitative evaluation of relevant technical and economic factors in connection with an initial assessment, according to Table 1 to paragraph (d) of Item 1302 of Regulation S-K. Specifically, Table 1 to paragraph (d) of Item 1302 explains that, to support a registrant’s disclosure of mineral resources, the qualified person’s initial assessment must include the mining method “defined broadly as surface or underground,” and “production rates [may be] assumed,” and “establish that all products used in assessing prospects of economic extraction can be processed with methods consistent with each other,” and “processing method and plant throughput [may be] assumed.”

The Company believes the following, existing narrative in Section 11 of the Ogden Lithium/LCE Technical Report Summary provides a qualitative evaluation of the relevant technical/economic factors demonstrating reasonable prospects for economic extraction of lithium/LCE using:

Securities and Exchange Commission
Division of Corporation Finance

•reasonably assumed production rates and processing method based on parallels to Livent’s Hombre Muerto operation and Standard Lithium’s Smackover Brine project that use direct lithium extraction (“DLE”) technology; and
•reasonable development capital assumptions in that the lithium resource will be drawn from points within the Company’s “current production” of SOP and acknowledging the fact that significant infrastructure is already existing.

Subject to the consent of the qualified person, the Company will file the Ogden Lithium/LCE Technical Report Summary with its next Annual Report on Form 10-K and add the bold and underlined language below, which provides further support for reasonable prospects for economic extraction based on concentration. The Company notes that, with further exploration and analysis, the language below will be further refined, including to reflect the particular DLE process selected for the Ogden facility.

“When the Lithium Resource TRS report was published on July 13, 2021, spot prices for LCE support the development of lithium from the brine derived from the Great Salt Lake and interstitial brine. According to an article dated June 16, 2021, Narrowing Gap Between Spot, Contract Lithium Prices, Underlines Supply Tightness and Price Evolution, battery grade 99.5% LCE was priced at $13,500-$14,500 per tonne on May 26 (Fastmarkets, 2021). Benchmark Mineral intelligence LCE spot price for May 21, 2021 was $14,200/tonne as well (Piedmont Lithium, 2021). Review or [sic] spot prices over a five-year run (from 2016 to present), LCE spot prices troughed at $7,500/tonne in 2020, but market projections of expected tightness in supply-demand for LCE has caused a recent increase in spot prices for LCE since January 2021 (Fastmarkets, 2021, Piedmont Lithium, 2021).

As described in Section 10, DLE is a new technology that has enabled the development of lower concentration lithium brine sources as well as enabling the extraction of lithium from high magnesium brines. While DLE is a new technology, it is in use at Livent Corporation’s operation in Hombre Muerto, Argentina (Livent Corporation, 2018). According to Livent Corporation’s 2018 prospectus, the cost of all-in LCE production at its Hombre Muerto operation was below $4,000/tonne. Also, according to Standard Lithium’s June 2019 Preliminary Economic Analysis for its Smackover Project in Arkansas, calculated all-in costs in accordance with 43-101 reporting requirements for the production of LCE was $4,319/tonne brine (Standard Lithium, 2019).

The QP believes that there are reasonable parallels to the possible means of lithium extraction from the brines of the Great Salt Lake to Standard Lithium’s operating model. The brines of the Great Salt Lake are extracted from the lake and are in current production at the Ogden Plant for the production of SOP, magnesium chloride, and sodium chloride, similar to Standard Lithium’s operating model that extracts lithium from oilfield brines that have already been extracted. As ion concentrations, including lithium, increase by design during Compass Minerals’ three-year pond concentration process, it is expected that lithium would be extracted at one or more points along the existing pond concentration process, and thus costs incurred from the extraction and concentration of brines from the Great Salt Lake are already borne by existing production. To that end, lithium concentrations in a one-year brine from the Great Salt Lake average 180 mg/L and lithium is present at >1,000 mg/L in its final magnesium chloride bittern, a two- to three-year brine, both of which are concentrated from the original feedstock concentration of ambient north arm brine at 51 mg/L (Table 11-3). The feedstock concentration of south arm brine to US Magnesium, who is developing lithium for commercial production, is 25 mg/L. As intensive testing of multiple DLE processes is ongoing, and each process is expected to have its individual lithium

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extraction and magnesium rejection characteristics, it is not possible for the QP to identify a concentration of lithium below the ambient north arm brine concentration of 51 mg/L that would equate to a cutoff grade in hard rock mining. However, lithium in north arm brine has been concentrated from 51 mg/L to higher concentrations in Compass Minerals’ existing pond concentration process yielding mid- and late-stream brines that have been successfully converted to battery grade LCE in pilot testing.

The QP believes that, once pilot testing is complete and a DLE process is selected, ambient north arm brine lithium concentrations materially lower than 51 mg/L could be economically extracted as the upstream pond concentration process for existing SOP production requires certain concentration thresholds at key points in the pond process in order to advance, and the concentration of lithium will increase at the same rate based on relatively constant ionic ratios between potassium and lithium. The QP assumes that although the concentration of lithium at the pond-system intake will decrease with time and depletion of lithium mass load in the GSL will occur, the elasticity of brine concentration process in the ponds and certainty around concentration at key waypoints in the system to feed the DLE process on a consistent basis provide a basis for sustainable supply of concentrated brine for the life of mine. However, the QP cannot estimate the minimum concentration of lithium in the ambient raw-feed brine from the GSL establishing reasonable prospects for economic extraction until the minimum concentration of lithium that the DLE system can efficiently extract is identified based on a chosen technology. It is important to note that the DLE technology selection may not be based solely on ability to extract lithium from lower concentration brine feedstock, but also on its ability to reject impurities such as magnesium.

Therefore, it is the QP’s opinion based on demonstrated and projected costs for the production of LCE using DLE technology, relative to current LCE spot pricing as well as spot pricing over the past five years, development of lithium from the brine derived from the Great Salt Lake and interstitial brine has reasonable prospects for economic extraction.”

* * * * * * * *

If you have any questions or further comments, please contact me at (913) 344-9200.

Sincerely,

/s/ Lorin Crenshaw
Lorin Crenshaw
Chief Financial Officer

cc: Kevin S. Crutchfield